

June 28, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
        Form 10-Q for the Fiscal Quarter Ended March 31, 2010
        File No. 001-8787

Dear Mr. Benmosche:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may have additional comments and/or request that you amend your filing

Item 1. Financial Statements (Unaudited)

Consolidated Statement of Equity, page 10

1. You present a $2,161 million decrease due to deconsolidation in the consolidated statement of equity. Please revise to identify the transactions to which this deconsolidation relates.

Notes to Consolidated Financial Statements

5. Fair Value Measurements, page 22

2. Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets and liabilities as required by ASC 820-10-50-2e, as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

9. Commitments, Contingencies and Guarantees

Asset Dispositions, page 72

3. Please revise to describe and quantify the financial guarantees and indemnity arrangements provided in connection with your planned sale of ALICO.

10. Total Equity and Earnings (Loss) Per Share

Earnings (Loss) Per Share (EPS), page 75

4. You present all of the $519 million income attributable to non-controlling nonvoting, callable, junior and senior preferred interests held by Federal Reserve Bank of New York from continuing operations and none as discontinued operations. Please tell us why this is appropriate.

14. Income Taxes, page 79

5. Please revise to describe and quantify the factors that you considered in allocating the reduction in the valuation allowance between continuing and discontinued operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General Insurance, page 90

6. We note your disclosure about AIG's exposure to losses resulting from the explosion on the Deepwater Horizon offshore drilling rig. Please advise us of AIG's connection to the event, including the party or parties AIG insured, either directly or indirectly, and the types of losses insured. With respect to the types of losses insured, please discuss both direct losses resulting from the explosion and indirect losses that may result from the event.

Credit Risk Management, page 175

7. You disclose that nine countries had cross-border exposures in excess of 10 % of total equity at March 31, 2010 and December 31, 2009. Your disclosure about concentration does not appear to comply fully with note 6 to Article 7-03.1 of Regulation S-X. Please revise to disclose in the notes to the consolidated financial statements the name and aggregate amount invested in each person and its affiliates that exceeds 10% of your total stockholders' equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant